FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2005.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: September 28, 2005	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD Bank to Issue Preferred Shares

September 28, 2005 - TORONTO - The Toronto-Dominion Bank (“TD”) today announced that it has entered into an agreement with a group of underwriters led by TD Securities Inc. for an issue of 15 million Non-cumulative Class A First Preferred Shares, Series O (the "Series O Shares") carrying a face value of C$25.00 per share, to raise gross proceeds of C$375 million. TD intends to file in Canada a prospectus supplement to its March 14, 2005 amended and restated base shelf prospectus in respect of this issue.

TD has also granted the underwriters an option to purchase, on the same terms, up to an additional two million Series O Shares. This option is exercisable in whole or in part by the underwriters at anytime until October 5, 2005. The maximum gross proceeds raised under the offering will be C$425 million should this option be exercised in full.

The Series O Shares will yield 4.85 per cent annually and are redeemable by TD for cash, subject to regulatory consent, at a declining premium after approximately five years.

The issue is anticipated to qualify as Tier 1 capital for TD and the expected closing date is November 1, 2005. Earlier today TD announced its redemption of the Non-cumulative Class A First Preferred Shares, Series J (the "Series J Shares") on October 31, 2005 for approximately C$423 million. Following the closing of this offering and the redemption of the Series J Shares, no material change in TD’s Tier 1 ratio is expected.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Financial Group

Marking 150 years of service to Canadians in 2005, The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including the global operations of TD Waterhouse; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$368.4 billion in assets, as of July 31, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol “TD”.

For further information: Peter J. Aust, Vice President, Capital Finance, (416) 982-8056